[Letterhead of Sullivan & Cromwell LLP]

June 28, 2019

Via EDGAR

Securities and Exchange Commission,

Division of Corporation Finance,

Office of Healthcare & Insurance,

100 F Street, N.E.,

Washington, D.C. 20549.

Re:	ProSight Global, Inc. Registration Statement on Form S-1

Filed June 28, 2019

CIK No. 0001634038

Ladies and Gentlemen:

On behalf of our client, ProSight Global, Inc. (the “Company”), we wish to inform you that the Company has filed a Registration Statement on Form S-1 (the “Registration Statement”), which relates to a proposed initial public offering of shares of common stock of the Company. The Registration Statement reflects the Company’s responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission contained in your letter dated May 30, 2019 (the “Comment Letter”) on the draft Registration Statement on Form S-1 confidentially submitted by the Company on May 20, 2019, as well as certain updated, revised and supplemental information.

The headings and numbered items of this letter correspond to those in the Comment Letter. For your convenience, each of the comments from the Comment Letter is restated in bold type prior to the Company’s response. The page numbers in the Company’s responses refer to the page numbers in the Registration Statement.

Securities and Exchange Commission June 28, 2019	-2-

We have enclosed a copy of the Registration Statement marked to show all changes from the previous draft referenced above. Defined terms used and not otherwise defined in this letter have the meanings ascribed to them in the Registration Statement.

The responses to the Staff’s comments set forth below, as well as the changes in disclosure referenced in the responses, are the responses and changes of the Company, and we are providing them to you on its behalf.

Amendment No. 2 to DRS on Form S-1

Risk Factors

Our business is dependent on the efforts of our principal executive officers, page 31

1.	Please expand your discussion to discuss Mr. Beneducci's resignation as CEO and President and quantify the payments provided for in the Transition and Separation Agreement.

Response: The Company has revised the disclosure on page 33 of the Registration Statement in response to the Staff’s comment.

Our amended and restated certificate of incorporation provides that the Court of Chancery..., page 41

2.	We refer to your revised disclosure in response to prior comment 6 that the exclusive forum for actions under the Securities Act or Exchange Act will be “either the Delaware Chancery Court or the federal district court for the District of Delaware.” However, with respect to actions under the Exchange Act, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act. If your amended and restated certificate of incorporation will select a forum for Exchange Act claims, please revise your disclosure to clarify the forum selected. Please also state that there is uncertainty as to whether a court would enforce your exclusive forum provision.

Response: The Company respectfully submits that the exclusive federal jurisdiction created by Section 27 of the Exchange Act is addressed by the provision of the amended and restated certificate of incorporation described in the Registration Statement. Pursuant to this provision, the exclusive forum provision will not apply to claims which are vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery of the State of Delaware. Accordingly, the federal district court for the District of Delaware will be the forum with respect to claims that are subject to exclusive federal jurisdiction under the Exchange Act, while either the Court of Chancery of the State of Delaware or the federal district court for the District of Delaware will be the forum with respect to claims not subject to exclusive federal jurisdiction under the Exchange Act. In either case, another court having subject matter jurisdiction will be the forum for claims under the Exchange Act, if any, with respect to which neither the Court of Chancery of the State of Delaware nor the federal district court for the District of Delaware has subject matter jurisdiction. The Company has revised the disclosure on page 43 of the Registration Statement to state that there is uncertainty as to whether a court would enforce the exclusive forum provision.

Securities and Exchange Commission June 28, 2019	-3-

Employment Agreements, page 136

3.	Your revised disclosure states that the Separation Agreement supersedes and replaces Mr. Beneducci's employment agreement, except as otherwise provided in the Separation Agreement. Accordingly, please also ensure you file the employment agreement for Mr. Beneducci

Response: The Company has filed the employment agreement for Mr. Beneducci as an exhibit to the Registration Statement.

* * * * *

If you have additional questions or require any additional information with respect to the Registration Statement or this letter, please do not hesitate to contact me at (212) 558-4788 or delamaterr@sullcrom.com.

Yours truly,

/s/ Robert G. DeLaMater
Robert G. DeLaMater

Securities and Exchange Commission June 28, 2019	-4-

(Enclosure)

cc:	Lawrence Hannon Frank D. Papalia (ProSight Global, Inc.)

C. Andrew Gerlach

(Sullivan & Cromwell LLP)